Exhibit 99.1

About Origin

Founded in 1997 and headquartered in Zhong-Guan-Cun (ZGC) Life Science Park in Beijing, Origin Agritech Limited (NASDAQ GS: SEED) is China's leading agricultural biotechnology company, specializing in crop seed breeding and genetic improvement, seed production, processing, distribution, and related technical services. Leading the development of crop seed biotechnologies, Origin Agritech's phytase corn was the first transgenic corn to receive the Bio-Safety Certificate from China's Ministry of Agriculture. Over the years, Origin has established a robust biotechnology seed pipeline including products with glyphosate tolerance and pest resistance (Bt) traits. Origin operates production centers, processing centers and breeding stations nationwide with sales centers located in key crop-planting regions. Product lines are vertically integrated for corn, rice and canola seeds. For further information, please log on to the Company's website at: www.originseed.com.cn.

Forward Looking Statement

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F to be filed. We undertake no obligation to revise or update publicly any forward-looking statements for any reasons.

CONTACT:

Media:

Jordan Rose

Office: (515) 226-0818

Email: jrose@thinkwixted.com

Investors:

Bill Zima

Phone: (203) 682-8233

Email: Bill.zima@icrinc.com

November 2016 Investor Presentation November 28, 2016 – December 1, 2016 Origin Agritech Limited

2 Safe Harbor Certain statements contained in this presentation are "forward - looking statements.” All forward - looking statements included in this presentations are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward - looking statements. In some cases, you can identify forward - looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward - looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward - looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward - looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin 's filings with the SEC including its annual report on Form 20 - F. We undertake no obligation to revise or update publicly any forward - looking statements for any reasons. Trademarks owned by Origin are italicized in this presentation. All other trademarks are the property of their respective owners.

Company & Strategy Overview Bill Niebur President and CEO 3

4 Vision To become a Global Agricultural Technology Provider delivering biotech, seeds and systems to the food and feed markets

5 Origin Agritech Ltd. At A Glance • Leading Asian technology and crop seed provider • Operating research labs, breeding stations, manufactu ring centers and logistics in China • Developer of superior corn hybrids • Positioning the company to license and market biotech traits and seed globally Agricultural Solutions For Today’s Growing World Founded 1997 in Beijing Listed SEED (NASDAQ GS) 2005 IPO Locations Global HQ: Beijing N. America Ops : Des Moines, IA Employees 430 Globally (FY15) FY15 Revenue ~$59M

6 Key Messages • Transitioning from a traditional Chinese seed company to a global agricultural technology provider • New executive team in place that will leverage experience and relationships to execute global strategy • Combined 100+ years global agricultural experience with multinational corporations • Combined 40+ years of direct business experience in China • Focused on three strategic pillars • Create/develop/commercialize biotech traits (e.g., insect resistance for license globally) • License corn seed products developed for China • E - commerce - based non - GM / Organics supply chain facilitator in N. America • Business realigned based on exciting market opportunities ahead Full Business Transformation – 2016 to 2020

A Strong History Of Business Success

- **1997** – Founded in Beijing
- **2001** – Built R&D center in Tongzhou, Beijing
- **2002** – Started biotech research
- **2005** – Listed on NASDAQ (SEED); established Origin Life Science Research Center
- **2009** – Received Bio-safety Certificate for phytase transgenic corn
- **2012** – Opened state-of-the-art Xinjiang Plant
- **2013** – Received New National Seed Business License
- **2014** – Filed first Int'l Patent Application for biotech technologies
- **2016**

2016 Business Transformation

2Q16	3Q16	4Q16
• **Announced collaboration with DuPont**	• **Appointed a new leadership team** • **Established N. America operations center** • **Developed new strategic plan**	• **Initiated next step of strategic plan by selling commercial seed business for $60M and future royalty payments (expected to close in 1H17)**

Building On Our Experience And Expertise

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8 Strong Senior Management In Place Combined 100+ Years Experience Dr. Bill Niebur, President and Chief Executive Officer • 30+ years experience (5 years in China), primarily with DuPont Pioneer in corn genetics, R&D, global R&D oversight and international business operations Shashank Aurora, Chief Financial Officer • 20+ years experience (4 years in China) at DuPont Pioneer, managing many entities around the globe Dr. Jihong Liang, Chief Technology Officer • 25+ years experience in the agriculture industry; 16 years with Monsanto and most recently the head of Syngenta’s global rice seed R&D Dr. Gengchen Han, Founder, Chairman of the Board • 25+ years experience in R&D of hybrid corn seed business

9 Three - pronged Investment Strategy Enabling Growth China Biotech Traits & Seed Products Pillar 1 • Launch and continue to develop unique biotech traits and crop seeds aimed at the large and growing demand in China • Become preferred partner for biotech trait out - licensing N. America Non - GM / Organics Pillar 3 • Leverage consumer demand for non - GM / Organic food • Create unconventional marketing channels via e - commerce platform • Connect end - user to world class products and services Global Biotech Traits Pillar 2 • Global deregulation of biotech traits developed in China • Leverage brand establishment in N. America Three Strategic Pillars

10 China Biotech Traits & Seed Products 1 Strategic Goals • Be the global preferred partner for innovative seed biotechnology developed in China • Maintain excellence in developing superior biotech traits, germplasm and seed products in China Pillar 1 Pillar 2 Pillar 3

Pillar 1 Pillar 2 Pillar 3

China Market Opportunity

Total Addressable Market[1]

- 83 million corn acres
- Corn seed market valued at ~$2.5B
- Biotech trait market valued at $1B assuming similar adoption rate as in the US (90%+)

[1] Based on internal estimates dependent on crop yield and pricing

- Government recognizes need for increased agricultural productivity given growing demand
  - 13th *5 Year Plan* supports advancement of biotechnology
- Chinese government currently prohibits GM corn seed; GM corn projected to begin 2020
- Multinational seed companies (MNC) face challenges operating in China
  - Intellectual property rights
  - Product registration
  - GM technology restrictions
  - Cost structure for MNC in China

Pursuing Biotech Seed And Trait Opportunities

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12 China Differentiators/Strengths • Unique biotech traits and deep corn germplasm library designed to increase China farm productivity and out - license globally • Investment in breeding technologies to create state - of - the - art facilities and capabilities • Integrated seed company status and 20+ year operational history provides advantages • Strong biotechnology collaborations established in China • Local market knowledge and cost structure • Risk mitigation through local networks We are a Leading Biotech and Germplasm Developer Pillar 1 Pillar 2 Pillar 3

13 China Market Summary • Well positioned for projected biotechnology trait commercialization • Alignment with government projection of GM adoption in 2020 • First mover advantage for trait out - licensing • Accredited Green Pass status enabling product registration • Expanding pipeline of biotech traits and corn products geared to Chinese market • Six trait candidates in pipeline with one in US equivalent pre - launch phase • Several product advancements projected for 2017 • Established relationships and credibility to enable licensing of Origin Agritech Ltd. biotech traits and corn seed products to collaborators in China • Addressing a $3.5B seed and biotech trait market Pillar 1 Pillar 2 Pillar 3

14 2 Strategic Goal • Leverage world - class biotech traits developed in China Global Biotech Traits Pillar 1 Pillar 2 Pillar 3

15 Global Trait Market Opportunity Pillar 1 Pillar 2 Pillar 3 Trait Development Focus • Output traits • End - use Phytase • Input traits • Herbicide Tolerance • Insect Resistance • Native traits • Germplasm • Genome Editing Leveraging Position And Technology To Address World Markets • Trait market applies to countries that currently utilize biotech corn traits • Argentina, • Brazil • Canada • Philippines • South Africa • US • Others… • Key trait vendors • Syngenta • Monsanto • Dow/Dupont • Goupe Limagrain /KWS • Bayer

16 Global Differentiators/Strengths • Business structure and flexible licensing model geared to attract partners • Novel biotech trait development in collaboration with Chinese academic institutions • Origin Agritech Ltd. biotech traits are being deregulated on a multi - track system globally • First - mover advantage for trait out - licensing from China Pillar 1 Pillar 2 Pillar 3

17 Global Market Summary • Established Origin Agritech Ltd. N. America operations and international relations center in Iowa. • Expand Origin Agritech Ltd . in N. America via biotech traits sourced from China • Global deregulation of biotech traits developed in China • Addressing a large biotech trait market globally Pillar 1 Pillar 2 Pillar 3

18 Origin Agritech Ltd. Biotech Trait Pipeline Traits PHASE1 PHASE2 PHASE3 PHASE4 PHASE5 Corn Hybrid + GM Commercialization Laboratory Research Inter - mediate Test Env. Release Test Production Test Safety Certificate Variety Production Test Variety Safety Certificate Variety Approval FEED/ENVIRONMENT Phytase (PT) WEED MANAGEMENT Glyphosate Tolerance (GT) PEST/WEED 1 st Gen. Insect Res. (BT)/ Gly . Tol. (GT) PEST/WEED 2 nd Gen. Dual Mode Insect Res. (BT)/(GT) Capabilities PHASE1 PHASE2 PHASE3 PHASE4 PHASE5 Remarks Elite Transformation Phase 5 – Commercially transform elite lines at high efficiency Doubled Haploid Phase 5 – Industrial scale DH line production, screening and coding Molecular Marker Phase 5 – Molecular pre - screening of major traits; predictive breeding Genome Editing Phase 5 – Successful improvement of trait with significant commercial value Pre - 2016 2016 Progress Pillar 1 Pillar 2 Pillar 3

19 Global Deregulation Of Origin Agritech Ltd. Biotech Traits Origin Agritech Ltd. N. America Operations Center ensures seamless collaborations with partners and governments Pillar 1 Pillar 2 Pillar 3 N. America Example Year 1 Seeds export from China First field trial FDA and USDA Submission FDA Approval USDA Approval Possible US Launch Year 2 Year 3 Year 4 Year 5 Year 6

20 Corn Product Pipeline 2017 Progress 2015 Product Portfolio 2017 New Green P ass 1 Entries (NNE/Summer/SW) 18 Sales Volume 19M kg 2017 Advanced Green P ass Entries 4 # of Leading Products (80% sales) 8 2017 New Product Launches 2 5 % Sales New Products (< 5 years) ~20% Est. Market Share ~3% 1 Green Pass – New product registration system (China) 2 Projected based on preliminary data in each ecological zone Pillar 1 Pillar 2 Pillar 3

21 3 Strategic Goals • Be a preferred provider of superior non - GM / Organic products (seed), services and technologies • Launch innovative e - commerce platform ( Origin Harvest Alliance ) • Effectively connect end - users back through the value chain to producers of superior non - GM / Organic grain N. America Non - GM / Organic Pillar 1 Pillar 2 Pillar 3

22 4.9 8.0 1.8 2.0 2.5 4.1 0.6 1.9 2017 2027 Timely Market Opportunity Offers An Entry Into N. America N. America Non - GM / Organics Market Opportunity 1 Pillar 1 Pillar 2 Pillar 3 • Origin Harvest Alliance is addressing a $1.2 billion market opportunity • Increased consumer demand – rapidly expanding market • Millennial impact significant • Unfulfilled demand in portions of supply chain • Tech savvy p roducers and end - users seeking alternative purchasing channels • Ag industry consolidation generating new partnership opportunities • Decline in certain biotech trait efficacy increases demand for new products Total Acres 90 mil 82 mil Total Market ~$900M ~$300M Corn Soybeans 7.2 10.4 4.4 5.6 2.2 2.9 0.6 1.9 2017 2027 Organic Non - GM Specified Use Non - GM Non - Specified Use Over Time Over Time 1 Based on internal estimates dependent on crop yield and prices

23 E - Commerce Portal Addresses Current Gaps Producer Transportation Storage Originators End - User Producers will make decisions with confidence knowing market demand End - users will be assured more consistent supply of non - GM / Organic inputs Enabling Efficiencies To Both Producers and End - Users Pillar 1 Pillar 2 Pillar 3 Current Supply - Chain for Non - GM / Organic Seed and Grain Lacks Coordination and Transparency Portal capabilities and data provide value chain connection and transparency

24 N. America Differentiators/Strengths Pillar 1 Pillar 2 Pillar 3 • Differentiated offering to the non - GM / Organics market • Reliable supply • High purity standard guarantee • Access to elite genetics and proven - product performance • Acceptable processing characteristics • Lower input costs • Competitive strengths and advantage • Experienced industry team launching business • E - Commerce driven: lowers costs, reduces inefficiencies, disrupts the market, alleviates supply chain transparency gap • Focus and prioritization on non - GM / Organics market • End - user driven business model; strategic collaboration - oriented

Pillar 1 Pillar 2 Pillar 3

Timeline Of Products, Services And Technologies

N. America Non-GM / Organics


Secure product access through major industry leader agreements
Recognize first revenue
Launch Phase I E-Commerce; sales transaction module
Launch Phase II, III E-commerce: end-user, storage and transportation portal
Launch Phase IV, V E-commerce: producer/end-users data portal, storage and transportation portal, end-user pull functionality
2017
2018
2019
2020
Secure producer contracts for year 1
Launch IP protection for Origin Harvest Alliance portal technology
Secure initial end-user contracts; feed and food
Expand producer contracts for years 2 - 5
Secure N. America *Origin Harvest Alliance* brand presence and IP on portal technology
Launch E-commerce optionality; major seed provider products marketed via Origin Harvest Alliance portal
Segment Profitability

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26 • Non - GM / Organics market is growing rapidly, driven by consumer demand • Focused on growing key strategic relationships with partners along the “food and feed chain” beginning with end - users • Build out e - commerce platform to lower costs, reduce inefficiencies, disrupt the market and alleviate the supply chain transparency gap • Addressing a $1.2 billion non - GM / Organics corn and soybean seed market • Leverage strong brand reputation and technology of Origin Harvest Alliance for Origin Agritech Ltd. global expansion N. America Market Summary Pillar 1 Pillar 2 Pillar 3

Financial Overview Shashank Aurora CFO 27

28 Key Financial Messages • Selling low margin B - to - C undifferentiated business (closes 1H17) • Moving to a highly differentiated B - to - B business model • Focusing on lean N. America cost structure as we enter new markets • Optimizing cost structure to fund our new strategy • Sufficient funds for both biotech and traditional R&D in China • Increasing transparency and communication with investment community Business Realigned Based on Exciting Market Opportunities Ahead Managing Capital To Fund Future Business Growth

29 Balance Sheet Leveraging Position And Technology To Address World Markets June 30, 2016 ($M) Cash and equivalents $7.0 Other current assets 82.3 Non - current assets 61.0 Total assets $150.3 Current liabilities (includes ST debt of $35.6 ) $112.6 Long - term debt 3.1 Other long - term liabilities 2.5 Total liabilities 118.2 Total equity 32.1 Total liabilities and equity $ 150.3 Moving To An Asset Light Balance Sheet Relative To Today

30 Income Statement Leveraging Position And Technology To Address World Markets 9 - months June 30, 2016 ($M except per share) Revenue 1 $14.2 Cost of revenue (12.4) Operating expense (12.2) Non - operating expense (1.7) Net income/(loss) per share ($0.50) Share count 22,813,541 1 Historical income statement largely reflects the commercial seed business which has been sold and is expected to close 1H17. Re venue is highly seasonal, and the vast majority is accounted for as advances and held on the balance sheet as an asset until the end of the g row ing season. Combined current and deferred revenue through June 2016 is $71.5 million. Selling Low Margin Seed Business And Optimizing For Growth

31 Cash Flow Projection Through 1H17 ($M) Beginning cash position $7.0 Proceeds from sale of commercial seed business 60.0 Reduction in short - term debt (24.0) Cash burn from continuing operations (6.0) Cash burn from discontinued operations (6.0) Ending cash position $31.0 Moving To Net Positive Cash To Execute Global Strategy

32 Investment Summary • New executive team in place that will leverage experience and relationships to execute global strategy • Combined 100+ years global agricultural experience with large public corporations • Combined 40+ years of direct business experience in China • Focused on three strategic pillars • Create/develop/commercialize biotech traits (e.g., insect resistance for license globally) • License corn seed products developed for China • E - commerce - based non - GM / Organics supply chain facilitator in N. America • Strengthened balance sheet to enable growth addressing multi - billion dollar seed and biotech trait business globally Focused on Delivering Shareholder Value as we Execute our Strategy Leveraging Position And Technology To Address World Markets

33 Appendix

34 Origin Agritech Ltd. Business Model Proof of concept Early Development Advanced Development Regulatory Approval Commercial Biotech Products Trait gene discovery Origin Core Capabilities • Beijing • Hainan Collaborate • MNC • CHINA Out - licensing • Mnc • Regional • National In - licens ing • Academic Inst. • Private sector DISCOVERY DEVELOPMENT DEREGULATE COMMERCIALIZE

35 Glyphosate tolerant corn Left – GT corn Center – non - GT corn Right – GT corn, no spray Insect resistant corn (IR) Left side – non - GMO corn Right side – IR corn